FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	November	2011
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	Telefónica Digital and RIM announce NFC payments with BlackBerry smartphones	2

Document 1

November 23, 2011

FOR IMMEDIATE DISTRIBUTION

Telefónica Digital and RIM announce NFC payments with BlackBerry smartphones

Brings a secure environment for conducting transactions

•	Telefonica Digital has developed a version of its Wallet for NFC-enabled BlackBerry smartphones

•	To be deployed first in Spain as part of a Telefónica pilot that will roll out in several international markets in 2012

Waterloo ON and Madrid, Spain - Telefónica Digital and Research In Motion (NASDAQ: RIMM; TSX: RIM) today announced a pilot program of the Telefónica Wallet for BlackBerry® smartphones.

In collaboration with local banks and retailers, Telefónica will roll out the Telefónica Wallet for BlackBerry to 350 employees at its headquarters in Distrito Telefónica, Spain. Those taking part in the trial will be able to make payments in a simple, easy, safe and convenient way by simply tapping their NFC-enabled BlackBerry smartphone against a reader. Employees that are part of the NFC pilot project will also be able use their BlackBerry smartphone (in lieu of a security card) to gain physical access to the Telefónica headquarters office.

The Telefónica Wallet for BlackBerry currently supports the following NFC-enabled smartphones: BlackBerry® Bold™ 9900,  BlackBerry® Curve™ 9360 and BlackBerry® Curve™ 9380, all of which run the new BlackBerry® 7 operating system.

According to Julio Linares, COO from Telefónica, S.A., “We have chosen the BlackBerry solution for this pilot because of the security that the platform brings,” He continued: “RIM’s participation has been key for this pilot project, and we are now planning to extend the project to more and more Telefónica employees around the world.”

"We are getting ever closer to the point where our customers will be able to take the contents of their wallets and put them on their mobiles," said Matthew Key, Chairman & CEO Telefónica Digital. "Trials such as this are important to ensuring a great customer experience and we look forward to seeing the launch of commercial wallet services in several markets next year."

“RIM is committed to supporting the advancement of NFC and its many applications in the market,” explained Jim Balsillie, Co-CEO at RIM. “We have a strong partnership with Telefónica Group and we are very proud to participate in this important pilot, which allows people to use their BlackBerry smartphone in place of separate physical cards for mobile payments and building access.”

The Telefónica Wallet for BlackBerry makes use of SIM-based NFC capabilities, offering a simple interface for managing cards. The application replicates a physical wallet, showing the different cards available to the user. Once the user has selected a card, they are offered a range of options including making transactions, getting account balances, receiving confirmations from the bank.

Additional partners participating in the pilot include banking and financial institutions, retail and food stores, gas stations and others.

BlackBerry smartphones offer a secure environment for NFC payments. The BlackBerry Bold 9900 and Curve 9360 smartphones have already received certification for NFC payments and are compatible with the UICC/SWP protocol which, when used with Telefónica SIM cards, provides a secure platform for NFC use.

* * *

About Telefónica

Telefónica is one of the largest telecommunications companies in the world in terms of market capitalisation. Its activities are centred mainly on the fixed and mobile telecommunications businesses with broadband as the key tool for the development of both. The company has a customer base of more than 300 million customers around the world. Telefónica has a strong presence in Europe and Latin America, where the company focuses an important part of its growth strategy. Telefónica is a 100% listed company, with more than 1.5 million direct shareholders. Its shares are traded on the London, New York, Lima, Buenos Aires, Madrid and São Paulo stock exchanges. Telefónica Multinational Solutions delivers integrated Fixed, Mobile and IT services to some of the world’s top Multinationals.

About Research In Motion

Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	November 23, 2011	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Senior Vice President, Investor Relations